Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Black Creek Diversified Property Fund Inc.:
We consent to the inclusion in the prospectus related to the registration statement (No. 333-197767) on Form S-11 of Black Creek Diversified Property Fund Inc. of our report dated March 7, 2018, with respect to the consolidated balance sheets of Black Creek Diversified Property Fund Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP
Denver, Colorado
March 15, 2018